ACCELERATED ACQUISITION XVII, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

January 5, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XVII, Inc. Form 10 Filed January 6, 2012 File No. 000-54549

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 19, 2012 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Item 1. Business, page 3

1.
Your response to prior comment 1 does not appear to address the issue raised in the comment. Please revise your disclosure in your registration statement to disclose the substance of the first and last sentences of the last paragraph of your response to comment 6 in your letter to us dated December 9, 2011.

COMPANY RESPONSE

We have revised the disclosure on page 3 to disclose the substance of the first and last sentences of the last paragraph of our response to comment 6 in our letter dated December 9, 2011. Specifically, we disclose that Accelerated Venture Partners LLC has no substantial assets and operations other than that derived from the blank check companies of our affiliates. Furthermore, we disclose that the primary funding source of Accelerated Venture Partners LLC is Timothy J. Neher.

Russell Mancuso
January 25, 2012

Potential Target Companies, page 5

2.	Please reconcile (1) your response to prior comment 2 and your related disclosure regarding securities transactions with (2) the absence of reports filed pursuant to Section 16 of the Exchange Act.

COMPANY RESPONSE

Concurrently herewith, Accelerated Venture Partners, LLC is filing a Form 3 and Schedule 13D pursuant to Section 16 of the Exchange Act.

Form of Acquisition, page 6

3.	If the four-day period mentioned in the penultimate sentence on page 6 refers to the number of days after a transaction, please say so clearly.

COMPANY RESPONSE

For purposes of clarity, the registrant has amended its disclosure to add the word “after” to the subject sentence.

Item 2. Financial Information, page 15

4.	The last sentence of page 15 of your Form 10 is inconsistent with your response to prior comment 6. Please clarify.

COMPANY RESPONSE

We have removed the last sentence on page 15.

Conflicts of Interest, page 26

5.
From your response to prior comment 9, it remains unclear why you do not believe that   Accelerated Venture Partners LLC’s obligations to the private companies present a conflict of interest when selecting target opportunities to present to the registrant. For example, if Accelerated Venture Partners LLC identifies a target that would complement the business plan of one of the private companies, would Accelerated Venture Partners LLC present the opportunity to the registrant? Would Accelerated Venture Partners LLC have a duty to first present the target to the relevant private company? If so, please disclose the nature of the opportunities that Accelerated Venture Partners LLC has an obligation to present to the private companies before those opportunities are presented to the registrant.

Russell Mancuso
January 25, 2012

COMPANY RESPONSE

The registrant has amended its disclosure on page 32 to simply state that Accelerated Venture Partners and Mr. Neher are involved with many entities which are both privately-held and publicly-reporting.  As such, Accelerated’s and Neher’s various business interests may inherently present conflicts of interest with the registrant’s business.  Accelerated and Mr. Neher are under no legal or moral obligation to present any particular business opportunities to the registrant (or for that matter to show them to other entities with which they are involved).  Stakeholders in the registrant should assume that Accelerated and Mr. Neher will deal with any such business opportunities in a manner which is most beneficial to them and may not consider the benefit of such opportunities to the registrant.   Therefore, as a result of these conflicts of interest, qualified business opportunities which could potentially be beneficial to the registrant may be presented instead to other entities in which Accelerated and Mr. Neher may have an interest.

6.
From your disclosure regarding “demand” and “perceived interest” in response to prior comment 10, it is unclear whether you currently have a transaction indentified. If so, it is unclear why you believe you are not required to disclose information regarding that transaction. Please advise.

COMPANY RESPONSE

We have deleted the reference to “demand” and “perceived interest” on page 31 as such terms can be misleading and we have disclosed that Mr. Neher may become associated with additional blank check companies prior to the time that the registrant has effected a business combination. It has been Accelerated’s business practice to maintain an inventory of blank check shell companies available as inventory for business combinations.  As its inventory is depleted, it has been Accelerated’s practice to file additional registration statements with respect to newly-formed blank check companies, generally filing registration statements for five companies at a time.  The registrant has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity and the registrant was not formed with any particular transaction in mind. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that the registrant will conclude a business combination.

    On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher

ACCELERATED ACQUISITIONS XVII, INC.

By: /S/ Timothy J. Neher
Timothy J. Neher